590 Putnam Managed High Yield Trust attachment
11/30/06

Results of August 25, 2006 shareholder meeting
(Unaudited)


A proposal to approve an agreement and plan of reorganization providing for the transfer of all of the assets of the fund to Putnam High Yield Trust in exchange for the issuance and delivery of class A shares of beneficial interest of Putnam High Yield Trust and the assumption by Putnam High Yield Trust of all the liabilities of the fund, and the distribution of such shares to the shareholders of the fund in complete liquidation of the fund, was approved as follows:

Votes for	Votes against	Abstentions	       Broker non-votes
4,015,325     233,600		175,697	--



All tabulations are rounded to the nearest whole number.